Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2019	2018
Net income available to stockholders	$3,536	$906
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(156)	(39)
Earnings available to common shareholders	$3,380	$867
Shares Calculation
Average shares outstanding - Basic Common	5,149	5,076
Average shares outstanding - Basic Class B Common	2,050	2,069
Potential Common Stock relating to stock options and non-vested restricted stock	107	98
Average shares outstanding - Assuming dilution	7,306	7,243
Net Income Per Share: Basic Common	$0.51	$0.13
Net Income Per Share: Basic Class B Common	$0.38	$0.10
Net Income Per Share: Diluted Common	$0.46	$0.12

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